U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              Max Development, Inc.
                              ---------------------
                 (Name of Small Business Issuer in its charter)

            Colorado                                    84-1474940
            --------                                    ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

6025 South Quebec Street, Suite #150
        Englewood, Colorado                                 80111
        -------------------                                 -----
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, (720) 489-8873

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

None
----------------------------                   -------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                         -----------------------------
                                (Title of class)

Item 1. Description of Business.

     (a) Business Development.

     Max Development, Inc. (the "Company" or "MDI"), was organized under the laws of the State of Colorado on April 23, 1998. The Company's executive offices are presently located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, and its telephone and facsimile numbers are (720) 489-8873 and
(720) 489-8874, respectively.

     The Company received gross proceeds in the amount of $80,500 from the sale of a total of 322,000 shares of common stock, $.001 par value per share (the "Common Stock"), in an offering conducted during the period from January through June 1999 pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder.

     On April 21, 1999, the Company acquired an approximate eight percent of the total number of outstanding shares of common stock of Northern Ventures Ltd. ("NVL"), a British Virgin Islands corporation, in consideration for the sum of $15,000 in cash. Northern Ventures Ltd. holds, through a wholly-owned Republic of South Africa ("RSA") corporation, a contract right to mine the admiralty strip on a marine diamond concession, known as the Brazil Farms concession, in the Atlantic Ocean off the west coast of the RSA.

     (b) Business of Issuer.

General

     As of the date hereof, MDI's activities in the mining industry are limited to its participation in marine diamond mining operations off the west coast of the Republic of South Africa through the Company's minority ownership interest in NVL, a British Virgin Islands corporation that is conducting such operations through a wholly-owned Republic of South Africa corporation. The Company owns of record and beneficially 182 shares, representing approximately eight percent of 2,370 outstanding shares, of common stock of NVL which it acquired on April 21, 1999, in consideration for the cash sum of $15,000. Northern Ventures SA (Pty) Ltd. ("NVSA"), the RSA corporation wholly-owned by NVL, holds a contract right to mine the admiralty strip on the NR 5A marine diamond concession, also known as the "Brazil Farms" concession, in the Atlantic Ocean off the west coast of RSA where NVSA's diamond mining operations, partially funded by the Company's investment in NVL, are presently being conducted. Northern Ventures Ltd., since 1997, raised a total of approximately $119,750 from the sale of its common stock, including the sum of $15,000 received from the Company, which was used to complete the acquisition of equipment, hire qualified labor (including divers), rent a beach facility and pay the operating costs of the trial-run beach operation involving exploration and limited production activities on the Brazil Farms concession. The trial-run beach operation, conducted during the period of approximately seven months from October 7, 1998, through the end of April 1999, spanned approximately four months more than the three-month period initially anticipated. The operations of the crew during this period on five separate locations along the tidal zone of the Brazil Farms concession were required to be halted periodically because of adverse weather conditions. Nevertheless, such operations yielded 2,115 bags of gravel weighing 42.3 tons which were processed on site into 142.81 carats of diamonds. NVL has realized net revenue from diamond sales to date of $9,854, after operating expenses (not including NVSA's administrative expenses and equipment costs) aggregating approximately $18,047.

     The minimal revenue realized by NVL to date has been attributed by its management to three factors: (i) the lower than expected quantities of diamonds per ton of gravel processed; (ii) the smaller size of diamonds (less than one

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carat) than anticipated; and (iii) NVSA's responsibility for payment of a 40%
royalty and 3% marketing fee before payment of all operating expenses. Despite these factors, the diamonds located to date have been high-grade in quality and NVL expects to resume mining operations in late September 1999; which operations were halted after the first season in April 1999 because of the onset of autumn in the southern hemisphere. Prior to re-commencing mining activities, however, management intends to review the results of an independent contractor's activities, including the evaluation of new types of equipment and prospecting in areas in the tidal zone unfamiliar to NVL, conducted during the autumn season despite the limitations imposed by the adverse weather and sea conditions. Northern Ventures Ltd. initially undertook the Brazil project based upon, among other things, the likelihood, in the assessment of its Board of Directors, that the Brazil Farms admiralty strip concession contains significant amounts of gem quality diamonds and upon the independent geological report of Mr. Stuart D. Lyle, Cape Town, RSA, on the viability of the project. Based upon the foregoing and the quality of the small quantity of diamonds mined by NVSA to date, Company management remains hopeful that NVL will realize profits from future operations from which the Company will benefit as a minority shareholder of NVL via dividends and/or otherwise.

     Mr. David C. Olson, the sole executive officer and director of MDI and owner of 77.9% of the issued and outstanding shares of the Company's Common Stock, has no experience in the mining industry in general or specifically, with respect to diamond mining. Because of this, among other reasons, MDI purchased, as its initial venture in the mining industry, a minority interest in NVL based upon management's belief and the recommendations of Mr. Robert A. Hildebrand, a consultant to MDI and the owner of 8.6% of the Company's issued and outstanding shares of Common Stock, that NVL is managed by experienced individuals and has reasonable potential for success in the marine diamond mining venture being conducted utilizing MDI's and other invested funds. The Company proposes to participate in one or more mining ventures in addition to its investment in NVL if it succeeds in raising additional debt and/or equity financing, which is not assured. For the foreseeable future and until experienced mining personnel join MDI, if ever, virtually all decisions concerning the Company's participation in mining opportunities will be made or significantly influenced by Mr. Hildebrand.

     Northern Ventures Ltd. This British Virgin Islands corporation, in which the Company owns approximately eight percent of the outstanding common stock, has five officers and directors, including (i) Mr. Stephen E. Rounds, a minority shareholder of the Company; (ii) Mr. Richard D. Robinson; (iii) Mr. Ian L. Forrest; (iv) Mr. Ian J. ffrench; and (v) Mr. Frank Karefa-Smart. All of the foregoing serve in the positions of Director of NVL except for Mr. Rounds, who serves as the Managing Director. Mr. Robinson serves as the Chief Safety Officer, Engineer and as a director of NVSA, the RSA corporation 100%-owned by NVL. Set forth below is a brief description of each of these individuals:

          Stephen E. Rounds, age 53, a United States citizen resident in Denver, Colorado, is a corporate and Federal securities attorney licensed in the United States and Colorado.

          Richard D. Robinson, age 50, a United Kingdom citizen experienced in mining and working with financial institutions, presently serves as a consultant to a diamond production company in the Ivory Coast.

          W. Ian L. Forrest, age 57, a resident of Switzerland and a Scottish Chartered Accountant, holds management, non-executive and consulting positions in several European, Canadian and South African corporations, including Caledonia Mining, Reunion Mining PLC, Gaelic Rescues and Menora Resources, which are listed on various exchanges (Dublin, London, Montreal, Toronto and/or Johannesburg).

          Ian J. ffrench, age 55, is a British citizen; resides in Jersey, Channel Islands, United Kingdom; and holds a Jersey passport. Mr. ffrench, a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate of the Society of Trust and Estate Practitioners, is Managing Director of a Swiss management company located in Geneva, Switzerland.

          Frank Karefa-Smart, age 65, a citizen of Sierra Leone, is the government liaison for Langer International Ltd., a Tel Aviv and Brussels diamond dealer licensed to deal diamonds in Sierra Leone with offices in Freetown, Sierra Leone and other African countries.

          Ownership. The following table sets forth certain information regarding the ownership of NVL's common stock as of the date hereof:

                                  Shares          Percentage
       Name of Shareholder        Owned*           of Class       Consideration
       -------------------        ------           --------       -------------

     Stephen E. Rounds          658 shares           27.8%           $15,750
     Richard D. Robinson        400 shares           16.9%      $7,000, Services
     Ian Forrest                300 shares           12.7%           $20,000
     Ian ffrench                300 shares           12.7%           $20,000
     Paddington Investments     200 shares            8.4%           $20,000
     Max Development, Inc.      182 shares            7.7%           $15,000
     Frank Karefa-Smart         100 shares            4.2%          Services
     Shalimar Business
       Services                 100 shares            4.2%           $10,000
     David C. Olson              60 shares            2.5%            $5,000
     Jerry W. Keel               50 shares            2.1%            $5,000
     D. Michael Rounds           20 shares             .8%            $2,000

     ---------------------------------------------------------------------------

          *Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 2,370 shares of NVL's common stock issued and outstanding as of the date hereof.

          Description of Common Stock of NVL. All shares of common stock of NVL are entitled to vote equally at meetings of shareholders. Approval by holders of a majority of the shares issued and outstanding are required to elect and remove directors and to approve substantive transactions involving NVL (such as a sale or merger of the company or its assets, a recapitalization, joint venture agreements or amendments to the Articles of Incorporation). Each share of common stock of NVL will be entitled to share equally in the assets of NVL in the event of liquidation, after payment of creditors. No sale, encumbrance or other disposition of shares of common stock of NVL may be made unless the following conditions have been satisfied: (i) the other (non-transferring) shareholders of NVL must have been offered the opportunity to purchase the shares from the seller at the same terms offered by a third party, but have declined such offer; and (ii) the proposed third party purchaser must be reasonably acceptable to the holders of 51% of the non-transferring shareholders. Excepted from such conditions are transfers within a family or by an entity to its beneficial owners (e.g., a corporation to its shareholders).

          Dividend Policy; Tax Matters. Northern Ventures Ltd. intends to pay dividends from earnings in U.S. dollars, subject to retention of earnings for the proposed second phase of operations and to maintenance of a prudent working capital reserve. The Board of Directors of NVL is presently evaluating the Republic of South Africa tax regime with respect to the adoption of measures that would minimize corporate taxes on NVL as a holding company.

     The Brazil Farms Project. The contract right owned by NVSA to mine the admiralty strip on the Brazil Farms, or NR 5A marine diamond, concession in the Atlantic Ocean off the west coast of RSA was received by grant from Trans-Hex Mining Limited ("Trans-Hex"), the owner of the Brazil Farms concession and the producer of approximately 10% of the annual diamond production of the RSA. The admiralty strip runs along the entire coast of RSA and is owned by the state government. Typically, it is used, if at all, for lighthouses, marine conservation and recreational parks. However, in certain areas, especially the west coast area, the admiralty strip is leased to private companies as part of the "A" concession; which A, or shallow water, concession extends into the Atlantic Ocean to a depth of 132 meters. Within the A concession, the admiralty strip extends from 100 feet out to sea from the low tide mark, then toward land (due east) of the high tide mark up to 60 feet above the high tide mark. The width of the admiralty strip running north and south depends on local terrain, which may include cliffs or gradual beach. On average, the Brazil admiralty strip is 180 meters (540 feet) wide.

     The initial area mined during NVSA's trial-run beach operation halted in April 1999, consisted of three gullies at the south end of the Brazil Farms admiralty strip which have been identified by Trans-Hex as possibly diamond bearing. Gullies such as these are bedrock features that run along the west coast from the shore into the ocean. Mining is accomplished by removing the sand overburden to expose the gravel, which is removed in turn and processed for diamonds. With the resumption of operations in late September 1999, NVL intends to focus on other areas along the strip which management anticipates to be richer and, after payment of the 40% royalty fee to Trans Hex and the 3% marketing fee will, nevertheless, enable NVSA to break even. NVL intends that NVSA will conduct exploration and production activities contemporaneously, i.e., if an area is productive, it will be mined on a limited basis and targeted for more intensive work in the second phase, after completion of the exploration of the Brazil Farms admiralty strip. Management of NVL believes that the exploration/limited production phase of NVSA's operations may span a period of three years, assuming encouraging and profitable results of operations. The initial operations of NVSA conducted from October 7, 1998, through late April 1999 on five separate locations along the tidal zone of the Brazil Farms concession yielding only 142.81 carats of diamonds smaller in size than expected are, nevertheless, sufficiently encouraging as to warrant further exploratory operations because of the high-grade quality of the diamonds, among other factors.

     Gravel recovered by NVSA is processed for diamonds on site and deposited in a lock box accessible by NVSA and Trans-Hex. Trans-Hex posts a security officer on site and is responsible for diamond sales throughout the production phase. Production is divided between NVSA and Trans-Hex on a 60%/40% basis. At the end of each month, for NVSA's 60%-share of production, Trans-Hex pays NVSA 80% of the value estimated for each batch of diamonds. The balance of funds owed for NVSA's share, if any, is paid when Trans-Hex sells the diamonds to the general diamond market in RSA. The amount of the final payment is adjusted up or down depending on the actual variance from the initial estimated value. All payments are made in U.S. dollars.

     Expenses for the first phase of the Brazil Farms project over the initial start-up period are estimated by NVL management not to exceed the sum of $80,000, including equipment costs, direct operating expenses, geological and administrative expenses (including travel from the U.S. and the United Kingdom to the RSA) and working capital. This first phase of operations will include the three gullies initially explored and other areas on the Brazil Farms strip which have been identified as potentially more attractive. If a gully proves to be promising in the initial stage, operations in the second phase are expected to encompass excavation of the gully onto land and further out to sea. In this event, Trans-Hex would be required to give its consent to the Company's excavating a discovered gully past the land (east) and/or sea (west) boundaries. Trans-Hex has previously verbally agreed to such seaward (west) extensions (expected to be reduced to writing in the near future) and similar agreements for extensions toward land, or east extensions, are expected to be obtained.

     Northern Ventures, Ltd., management had estimated that, in order for operations to be continued past the trial-run beach operation, average daily recoveries of diamonds would be required to be from 15 to 20 carats. At an estimated $120 per carat net to NVL for small stones (prices per carat are higher for larger stones), such production would generate gross revenues of $39,600 to $52,800, or net revenues (after operating and administrative expenses) of $25,000 to $38,200, per twenty-two day working month. While the aforesaid goal has not been achieved to date, NVL management believes that there is potential for significantly higher recoveries if attractive diamond-bearing gullies are identified elsewhere on the Brazil Farms strip prior to the second phase of operations. While cash flow from operations, i.e., payments received from Trans-Hex, have not been sufficient to generate profits for shareholders or fund continuing operations in the initial phase and despite inconclusive results of mining and geological evaluations, management intends to continue first phase operations in late September 1999. Undertaking the second stage of operations will depend on the results of the first phase operations; the estimated diamond reserves in the admiralty strip; whether Trans-Hex will extend NVSA's lease past the expiration date of March 31, 2000 (although an extension is expected to be granted in due course); and other factors. Equipment and operating costs for the second stage of operations are estimated to aggregate approximately $900,000. Funding for the second phase of operations is expected, although not assured, from positive cash flow from the first stage of operations, to a limited degree, and from additional equity and/or debt financing. The Company's investment in NVL is not without risks, including, among others, the absence of established diamond reserves and very limited capital for the development-stage operation.


Proposed Participation in Other Mining Opportunities

     Depending upon the Company's success in raising equity and/or debt financing in addition to the amount of $80,500 received from its recently completed offering of Common Stock pursuant to Rule 504 of Regulation D under
Section 3(b) of the Act, MDI intends to participate in one or more mining ventures in addition to the Brazil Project. However, unless substantial additional funding is received, management expects any such opportunities which may become available to MDI to be limited to partnering, joint venture or similar such arrangements whereby the Company joins with others having the mineral reserves and resources in addition to the financing, equipment, personnel and other resources necessary to conduct mineral exploration, development and production activities. Management intends to evaluate each of these prospective projects or proposals that may become available for participation by the Company on a case-by-case basis. The success of any such venture participated in by MDI could not be assured. The Company is dependent upon the efforts of its management and/or consultant, including Messrs. Olson and Hildebrand, to obtain the sizable amount of capital necessary in order to acquire mineral reserves and resources and/or mining properties, leases, interests or contract or other rights and conduct operations in the mining industry on a commercial scale. Mr. Olson has no previous experience in the mining business. It is likely that properties, if any, acquired by MDI in the future on which funds are spent for exploration may prove worthless and/or extended periods of time may elapse between the expenditure of funds and the recognition of income from a property. Furthermore, even assuming the Company's success in fund-raising such that it obtains the sizable amount of capital required to successfully develop a mine to the producing stage, such mine may not produce minerals in sufficient quantity to enable the Company to realize a profit. Accordingly, no assurance can be given that proven reserves will ever be obtained or that commercial production will ever be commenced by the Company.

     While management intends to take all action necessary to ensure that the Company does not inadvertently become an "investment company," as that term is defined under the Investment Company Act of 1940, as amended (the "1940 Act"), there can be no assurance that MDI can avoid such classification. In general, investment companies are companies the bulk of whose assets are invested in securities. The Company's initial venture is the purchase of eight per cent of the common stock of a British Virgin Islands corporation that conducts diamond exploration and mining activities. The 1940 Act was adopted to regulate investment companies because, among other reasons, of the liquidity, and, therefore, the ease of transfer and liquidation of the securities holdings of these companies making it possible for unscrupulous managers to easily defraud investors. The 1940 Act adopts various techniques of regulation, including disclosure, advisory opinions from the Securities and Exchange Commission (the "SEC") to the security holders, requirements for approval by a majority of the voting securities of the investment company, absolute prohibitions on insiders' dealings with the investment company without an SEC exemption and the imposition of substantive structure, minimum capital, composition of the board of directors, terms of the securities issued, consideration to be received by investment companies for the securities that they issue and various other provisions, all of which can be waived with or without conditions by an SEC exemption. Company management believes that MDI will not be classified as an investment company because it will come within the purview of one or more of a number of exemptions from the 1940 Act for the reasons, among others, that it is actively and primarily engaged in non-investment business and that it is small in size. Nevertheless, there is a risk that MDI will inadvertently become an investment company, particularly if management is unsuccessful in raising the capital required to participate in mining operations other than through minority securities ownership in one or more mining companies.

Competition

     The mining industry is intensely competitive. The Company anticipates that it will be in competition with mining companies of all sizes located both inside and outside the United States. MDI expects that its opportunities may be limited by its financial resources and other assets. In this regard, many of the companies and other organizations with which MDI will be in competition are established and virtually all such entities have far greater financial resources, substantially greater experience and larger staffs than the Company. Additionally, many of such organizations have substantial exploration, mining and milling capabilities, proven operating histories and long earnings records, which the Company lacks. MDI expects to face strong competition from both such well-established companies and small independent companies like itself. The principal methods of competition in the industry for the acquisition of mineral properties are the payment of bonus payments at the time of acquisition of leases, delay rentals, advance royalties, the use of differential royalty rates, the amount of annual rental payments and stipulations requiring exploration and production commitments by the lessee. Companies with greater financial resources, existing staff and labor forces, equipment for exploration, access to technical data and vast experience will be in a better position than MDI to compete for such mineral properties. There can be no assurance that any mineral properties can be acquired by the Company in the future or upon terms acceptable to management, or that exploratory work conducted by the Company or others would result in commercially producible minerals. In addition, the Company's operations may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Additionally, it is expected that there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. The effects of any such technological advances on MDI, therefore, cannot be presently determined.

Employees and Consultants

     The Company has had no employees since its organization. Except for 900,000 shares of the Company's Common Stock issued and sold to Mr. David C. Olson, the sole executive officer and director of MDI, and a former executive officer and director of MDI, respectively, in consideration for the payment by each individual of the sum of $1,250 for legal services performed by Cudd & Associates on behalf of the Company, MDI's executive officers and directors have served in those positions without compensation through the date hereof. Mr. Olson subsequently acquired the 900,000 shares of Common Stock owned by the former executive officer, director and controlling shareholder of the Company.

     It is anticipated that at such time, if ever, as the Company's financial position permits, assuming that the Company is successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Mr. Olson and any other executive officers and/or directors of MDI will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors of MDI. (See
Item 7. "Certain Relationships and Related Transactions.")


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     Since its inception, the Company has conducted no business operations except for the purchase of an eight per cent equity ownership interest in NVL, a British Virgin Islands corporation which conducts, through NVSA, a wholly-owned Republic of South Africa subsidiary, marine diamond mining operations off the west coast of the RSA. For the period from inception (April 23, 1998) through May 31, 1999, the Company had no income from operations, operating expenses aggregating $14,962 and a loss of $15,000 on the write-down of its investment in NVL because of the speculative nature of the investment and NVSA's recurring losses. The Company proposes to raise equity and/or debt financing in addition to the funding in the amount of $80,500 received from its recent offering and sale of Common Stock pursuant to Rule 504 of Regulation D under Section 3(b) of the Act. Although management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings, there can be no assurance that additional capital can be obtained. In the event that only limited additional financing is received, MDI expects its opportunities in the mining industry to be limited to partnering, joint venture or similar such arrangements whereby the Company joins with others having the mineral reserves and resources in addition to the financing, equipment, personnel and other resources necessary to conduct mineral exploration, development and production activities. Even if the Company succeeded in obtaining the level of funding necessary to acquire a mining property or properties, funds spent for exploration may prove worthless and/or extended periods of time may elapse between the expenditure of funds and the recognition of income from a property and, further, a mine successfully developed to the producing stage may, nevertheless, fail to produce minerals in sufficient quantity to enable the Company to realize a profit.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     At May 31, 1999, the Company had cash assets totaling $44,025 and $922 in current liabilities. Since the Company's inception, it has received $80,500 in cash contributed as consideration for the issuance of shares of Common Stock.


Item 3. Description of Property.

     The Company maintains its offices at the business offices located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, of Summit Financial Relations, Inc. ("Summit"), a company affiliated with MDI of which Mr. David C. Olson, the sole executive officer and director of the Company, is the President, a director and a controlling shareholder. The Company pays Summit rent in the amount of $1,000 per month for the use of the space and, as of the date hereof, MDI has paid Summit an aggregate of $5,000 in rent during the period from April 1, 1999, through the date hereof. The space currently occupied by the Company is expected to be adequate to meet MDI's future needs while it is in the development stage. The Company owns no real property. Its telephone and facsimile numbers are (720) 489-8873 and (720) 489-8874, respectively.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of September 3, 1999, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.


                                               Shares             Percentage
                                            Beneficially              of
        Beneficial Owner                      Owned (1)            Class (1)
        ----------------                      ---------            ---------

David C. Olson (2)                            1,808,000              77.9%
6025 South Quebec Street, Suite #150
Englewood, Colorado  80111

Robert A. Hildebrand                            200,000               8.6%
405 Detroit Street
Denver, Colorado  80206

All executive officers and directors          1,808,000              77.9%
as a group (one person)

------------------

     (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 2,322,000 shares of the Company's Common Stock issued and outstanding as of September 3, 1999.

     (2) Sole executive officer and director of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below is the name, age, position with the Company and business experience of the sole executive officer and director of the Company.

      Name                   Age                         Position
      ----                   ---                         --------

David C. Olson(1)            38              President, Chief Executive Officer,
                                             Secretary, Chief Financial Officer
                                             and Director

------------------

     *Mr. Olson may be deemed to be a "promoter" and "parent" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     Directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Olson is expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as the sole executive officer and director of MDI.

Business Experience

     David C. Olson, since August 1997, has served as the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder of Summit Financial Relations, Inc. ("Summit"), a business finance, consulting and investor relations firm with offices in the Denver Technological Center, Englewood, Colorado, founded by him. Also, since August 1997, he has served as the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder of Associate Capital Consulting, Inc., an Englewood, Colorado, company also founded by Mr. Olson which is engaged in the business of investing in private and publicly-held companies and, additionally, performs financial consulting services. Mr. Olson has, since September 1998, served as the President, the Treasurer and a director of Easy Web, Inc., Englewood, Colorado, a privately-held company co-founded by him in September 1998 that is engaged in the business of selling customized turnkey Internet web sites and hosting services to businesses in the United States. He has served as a director, since May 1999, and as the President and the Treasurer, since August 1999, of Mile High Foliage, Inc., Englewood, Colorado, a privately-held wholesale tree nursery business which he founded in May 1999. Mr. Olson has served, since June 1999, as a director of ModeVa Profiles Inc., a privately-held, Boulder, Colorado, manufacturer of building materials. From January 1993 to May 1997, he held various positions, including Vice President, Branch Office Manager of Cohig's top producing branch office and National Sales Manager, for Cohig and Associates, Inc. ("Cohig," now part of EastBrokers International, Inc.), Englewood, Colorado, a securities broker-dealer having approximately 265 registered representatives in twenty-three states that specializes in NASDAQ SmallCap and growth stocks and initial and secondary public securities offerings. During his tenure at Cohig, Mr. Olson served on the firm's Corporate Finance Commitment Committee and was involved in public and private financing involving hundreds of millions of dollars and numerous companies. From April 1987 to January 1993, he was associated with Kober Financial Corp. ("Kober"), Denver, Colorado, a regional broker-dealer specializing in NASDAQ SmallCap and growth securities which was acquired by Cohig in January 1993. Mr. Olson held a number of positions, including Executive Vice President, National Sales and Syndication, registered broker and account executive during the period of his association with Kober. During the period from 1982 to 1987, he was a registered representative associated with a number of NASD-member broker-dealers.


Item 6. Executive Compensation

     No cash compensation has been awarded to, earned by or paid to any executive officer or director of the Company for all services rendered in all capacities to the Company since MDI's inception on April 23, 1998. It is not anticipated that, for the foreseeable future, Mr. Olson or any other executive officer or director of MDI will receive any compensation in any form for services to the Company in the capacities of executive officer and/or director. On April 28, 1998, the Company issued an aggregate of 900,000 shares of Common Stock to each of Mr. Olson and a former executive officer and director of the Company for services rendered in organizing the Company. Mr. Olson acquired the 900,000 shares owned by the former Company officer/director for cash on April 15, 1999. He holds no option to purchase any of the Company's securities. Mr. Olson plans to devote only such time to the affairs of MDI which he deems necessary. (See Item 7. "Certain Relationships and Related Transactions.")

     Effective November 18, 1998, the Board of Directors and shareholders of the Company approved the adoption of the 1998-9 Services and Consulting Compensation Plan (the "Plan"), reserving certain shares of Common Stock for issuance under the Plan or in connection with the exercise of stock options received by optionees under the Plan. Except for this Plan described hereinabove and elsewhere in this Memorandum, the Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, MDI may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future the Company may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with the Company's operations, Company automobiles and life and health insurance, for its executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of MDI's Board of Directors.

Incentive Stock Option Plan

     The Board of Directors approved the adoption of the 1998-9 Services and Consulting Compensation Plan (the "Plan") effective as of November 18, 1998, reserving an aggregate of 1,000,000 shares of Common Stock for issuance to, or the exercise of stock options granted to, employees, consultants, and non-employee members of the Board of Directors of the Company under the Plan. The purpose of the Plan is to promote the growth and general prosperity of the Company by permitting the Company to issue shares of Common Stock, and grant options exercisable to purchase shares of Common Stock, to its employees, consultants and non-employee members of the Board of Directors.

     Pursuant to the Plan, the Company may grant incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, to employees as well as non-qualified stock options to employees, officers, directors and consultants. The Plan provides for administration by the Board of Directors of the Company or by a committee of the Board of Directors. The Board or such committee selects the optionees, authorizes the grant of options and determines the exercise price of the options. The Board of Directors expects to administer the plan initially.

     The exercise price of each stock option under the Plan must be at least 100% of the fair market value of the shares of Common Stock on the date of grant as determined by the Board of Directors. Each incentive stock option may be exercisable for a period, as determined by the Board of Directors, but not in excess of ten years from the date of grant. The exercise price of all incentive stock options granted under the Plan to shareholders possessing more than 10% of the total combined voting power of all classes of stock of the Company must be less than 110% of the fair market value of the shares of Common Stock on the date of grant and such options may be exercisable for a period not in excess of five years from the date of grant. All options granted under the Plan are non-transferable and may be exercised only by the optionee or the optionee's estate.

     There is no limit on the number of shares with respect to which options may be granted under the Plan to any participating employee. However, the aggregate fair market value of shares of Common Stock (determined on the date the option is granted) with respect to which incentive stock options become exercisable for the first time by an individual option holder during any calendar year (under all such plans maintained by the Company) may not exceed $100,000.

     Options granted under the Plan may be exercised within twelve months after the date of an optionee's termination of employment by reason of his death or disability, or within three months after the date of termination by reason of retirement or voluntary termination approved by the Board of Directors, but only to the extent the option was otherwise exercisable on the date of termination. In the event an optionee's employment is terminated for any reason other than death, disability, retirement or voluntary termination approved by the Board of Directors, such optionee's option terminates thirty days after the date of such termination.

     The Plan will terminate on November 18, 2008. The Plan may be amended by the Board of Directors without shareholder approval, except that no amendment which increases the maximum aggregate number of shares which may be issued under the Plan or changes the class of employees who are eligible to participate in the Plan, can be made without the approval of the shareholders of the Company. No options have been granted under the Plan as of the date hereof.

Compensation of Directors

     Directors of MDI receive no compensation pursuant to any standard arrangement for their services as directors.


Item 7. Certain Relationships and Related Transactions.

     On April 28, 1998, the Company issued and sold 900,000 shares of Common Stock to Mr. David C. Olson, the sole executive officer and director of MDI and the record and beneficial owner of a total of 1,808,000 shares, representing approximately 77.9% of the issued and outstanding shares, of the Company's Common Stock, in consideration for his payment in the amount of $1,250 for legal services performed by Cudd & Associates, Denver, Colorado, on behalf of the Company (approximately $.0014 per share). Cudd & Associates is the law firm which has passed upon the legality of the Common Stock and certain other matters in connection with this Form 10-SB Registration Statement. Excepting 8,000 shares of Common Stock purchased by him in the Company's offering of Common Stock pursuant to Rule 504 of Regulation D under Section 3(b) of the Act, Mr. Olson acquired the balance of 900,000 shares of Common Stock presently owned of record and beneficially by him from a former executive officer, director and controlling shareholder of the Company on April 15, 1999.

     The Company leases office space from Summit Financial Relations, Inc., a company affiliated with MDI, located at the business offices of Summit in Englewood, Colorado, on a month-to-month basis at a rental rate of $1,000 per month. Since the Company's inception in April 1998 through the date hereof, MDI has paid a total of $5,000 in rent to Summit for the lease of this office space.

The Company believes that the terms of this rental arrangement are more favorable than those that could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, suburban area.

     On June 17, 1999, the Company paid a one-time fee in the amount of $2,000 to Associate Capital Consulting, Inc., a company affiliated with MDI, in consideration for the performance by Associate Capital Consulting, Inc., of certain financial consulting services for the Company.

     From time-to-time since the Company's inception, Mr. David C. Olson, MDI's sole executive officer and director, and Summit have incurred expenses on behalf of the Company for which they have subsequently been reimbursed by MDI. Such expenditures have totaled less than $400 through the date hereof and, as of the date hereof, all such amounts due to Mr. Olson or Summit from time-to-time have been reimbursed in full.


Item 8. Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.001 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share.

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is permitted; however, cumulative voting may occur only if a shareholder announces his intention to cumulate his votes prior to the voting, in which case all shareholders may cumulate their votes. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite #2350, Denver, Colorado 80202.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
                    Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on April 23, 1998.

     (b) Holders.

     As of September 3, 1999, the Company had 25 shareholders of record of its 2,322,000 issued and outstanding shares of Common Stock, $.001 par value per share.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3. Changes in and Disagreements with Accountants.

     Cordovano & Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, reported upon the Company's financial statements for the period from inception (April 23, 1998) through December 31, 1998, and has been appointed as the Company's independent accountant for the fiscal year ending December 31, 1999. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Cordovano & Harvey, P.C., through the date hereof.


Item 4. Recent Sales of Unregistered Securities.

     On April 28, 1998, the Company issued and sold 900,000 shares of Common Stock, $.001 par value per share (a total of 1,800,000 shares of Common Stock), to each of Messrs. David C. Olson and C. Edward Venerable in consideration for the payment in the amount of $1,250 by each individual for legal services performed on behalf of the Company by Cudd & Associates (a total of $2,500 at the rate of approximately $.0014 per share). Cudd & Associates, Denver, Colorado, is the law firm which has passed upon the legality of the Common Stock and certain other matters in connection with this Form 10-SB Registration Statement. Mr. Olson serves as the sole executive officer and director of MDI and owns of record and beneficially an aggregate of 1,800,000 shares, representing approximately 77.5%, of the issued and outstanding shares, of the Company's Common Stock. Mr. Venerable served in the positions of Vice President, Secretary, Chief Financial Officer and director of the Company from the date of MDI's inception on April 23, 1998, until his resignation from the foregoing positions on April 15, 1999. On this date, Mr. Olson replaced Mr. Venerable in the offices of Secretary and Chief Financial Officer of the Company and acquired all 900,000 shares of Common Stock owned of record and beneficially by Mr. Venerable. The Company relied, in connection with the sales of the shares, upon the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act"). The Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that Messrs. Olson and Venerable were executive officers, directors and controlling shareholders of MDI at the time of the sales, to make the exemptions available.

     During the period from January through June 1999, the Company issued and sold an aggregate of 322,000 shares of Common Stock to twenty-four persons, including eighteen residents of the State of Colorado and one resident of each of the States of California, Florida, Nebraska, Tennessee and Utah, for cash consideration totaling $80,500. Among the Colorado residents are Mr. David C. Olson, MDI's sole executive officer and director, and Patricia Cudd, Esq., the sole proprietor of the law firm which has passed upon the legality of the Common Stock and certain other matters in connection with this Form 10-SB Registration Statement. In connection with the sales, the Company relied upon the exemptions from registration provided under Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder and Sections 25102(f) of the California Corporations Code, as amended, Section 11-51-308(1)(p) of the Colorado Act, Section 517.061(11)(a) of the Florida Securities and Investor Protection Act, as amended, Section 8-1111(1) of the Securities Act of Nebraska, as amended, Section 48-2-103(b)(4) of the Tennessee Securities Act of 1980, as amended, and Section 61-1-14(2)(q) of the Utah Uniform Securities Act, as amended. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by the Company to make the exemptions available include, among others, the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of
Section 5(a) of, the Act; (ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. (See Part I, Item
7. "Certain Relationships and Related Transactions.")


Item 5. Indemnification of Directors and Officers.

     Article VII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

     (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

     (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

     (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

     The Company has no agreement with Mr. Olson, its sole director and executive officer, providing for indemnification of Mr. Olson with respect to liability arising out of his capacity or status as an officer and director.

     At present, there is no pending litigation or proceeding involving Mr. Olson, the sole director and executive officer of the Company, as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Max Development, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1. Index to Exhibits.

 Item
Number                             Description
------                             -----------

 3.1*          Articles of Incorporation of Max Development, Inc., filed April
               23, 1998.

 3.2* Articles of Amendment to the Articles of Incorporation of Max Development, Inc., Inc., filed November 25, 1998.

 3.3*          Bylaws of Max Development, Inc.

------------------

     *Filed herewith.


Item 2. Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MAX DEVELOPMENT, INC.
                                                (Registrant)




Date: September 3, 1999                         By: /s/ David C. Olson
-----------------------                         ----------------------
                                                David C. Olson, President

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Index to Financial Statements


                                                                           Page
                                                                           ----
Independent auditors' report................................................F-2

Balance sheets, May 31, 1999 and December 31, 1998..........................F-3


Statements of operations, for the five months ended May 31, 1999,
     April 23, 1998 (inception) through December 31, 1998 and April 23,
     1998 (inception) through May 31, 1999..................................F-4


Statement of shareholders' equity (deficit), for the period
     from April 23, 1998 (inception) through May 31, 1999...................F-5


Statements of cash flows, for the five months ended May 31, 1999,
     April 23, 1998 (inception) through December 31, 1998 and April 23,
     1998 (inception) through May 31, 1999..................................F-6


Notes to financial statements...............................................F-7

To the Board of Directors and Shareholders
Max Development, Inc.

                          INDEPENDENT AUDITORS' REPORT

We have audited the balance sheets of Max Development, Inc. (a development stage company) as of May 31, 1999 and December 31, 1998 and the related statements of operations, shareholders' equity (deficit) and cash flows for the five months ended May 31, 1999, from April 23, 1998 (inception) through December 31, 1998 and from April 23, 1998 (inception) through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Max Development, Inc. as of May 31, 1999 and December 31, 1998 and the results of its operations and cash flows for the five months ended May 31, 1999, from April 23, 1998 (inception) through December 31, 1998 and from April 23, 1998 (inception) through May 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note F, the Company's recurring operating losses and limited cash resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Cordovano and Harvey, P.C.
July 2, 1999


                                       MAX DEVELOPMENT, INC.
                                       ---------------------
                                   (A DEVELOPMENT STAGE COMPANY)

                                          Balance Sheets
                                                                              May 31,   December 31,
                                                                               1999        1998
                                                                               ----        ----
                                              ASSETS
CURRENT ASSETS
    Cash .................................................................   $ 44,025    $   --
                                                                             --------    --------
                                                      TOTAL CURRENT ASSETS     44,025        --

INVESTMENT, less allowance of $15,000 and
    $-0-, respectively (Note A) ..........................................       --          --
                                                                             --------    --------

                                                                             $ 44,025    $   --
                                                                             ========    ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
    Accounts payable .....................................................   $    870    $   --
    Due to affiliate (Note B) ............................................         12         270
    Due to officer (Note B) ..............................................         40          40
                                                                             --------    --------
                                                 TOTAL CURRENT LIABILITIES        922         310
                                                                             --------    --------

SHAREHOLDERS' EQUITY (DEFICIT) (Note C)
    Preferred stock, $.01 par value; 1,000,000 shares authorized;
       -0- and -0- shares issued and outstanding, respectively ...........       --          --
    Common stock, $.001 par value; 10,000,000 shares authorized;
       2,302,000 and 2,000,000 shares issued and outstanding, respectively      2,302       2,000
    Additional paid-in capital ...........................................     70,763         778
    Deferred offering costs ..............................................       --          (213)
    Deficit accumulated during development stage .........................    (29,962)     (2,875)
                                                                             --------    --------
                                       TOTAL SHAREHOLDERS EQUITY (DEFICIT)     43,103        (310)
                                                                             --------    --------

                                                                             $ 44,025    $   --
                                                                             ========    ========


                        See accompanying notes to the financial statements

                                                F-3

                                    MAX DEVELOPMENT, INC.
                                    ---------------------
                                (A DEVELOPMENT STAGE COMPANY)

                                  Statements of Operations


                                                                    April 23,      April 23,
                                                      Five            1998           1998
                                                     Months       (Inception)     (Inception)
                                                      Ended         Through         Through
                                                     May 31,      December 31,      May 31,
                                                      1999            1998           1999
                                                      ----            ----           ----
COSTS AND EXPENSES
    Rent (Note B) ..............................   $     2,000    $      --      $     2,000
    Legal and accounting .......................         7,000          2,500          9,500
    Stock transfer fees ........................           870           --              870
    Other general and administrative ...........         2,217            375          2,592
                                                   -----------    -----------    -----------
                                  OPERATING LOSS       (12,087)        (2,875)       (14,962)

NON-OPERATING EXPENSE
    Loss on write-down of investment ...........       (15,000)          --          (15,000)
                                                   -----------    -----------    -----------
                        LOSS BEFORE INCOME TAXES       (27,087)        (2,875)       (29,962)

INCOME TAXES (Note D) ..........................          --             --             --
                                                   -----------    -----------    -----------

                                        NET LOSS   $   (27,087)   $    (2,875)   $   (29,962)
                                                   ===========    ===========    ===========

Basic loss per common share ....................   $     (0.01)   $         *    $     (0.01)
                                                   ===========    ===========    ===========

Basic weighted average common shares outstanding     2,090,600      2,000,000      2,034,846
                                                   ===========    ===========    ===========


 *   Less than $.01 per share




                     See accompanying notes to the financial statements

                                            F-4

                                                       MAX DEVELOPMENT, INC.
                                                       ---------------------
                                                  (A DEVELOPMENT STAGE COMPANY)

                                           Statement of Shareholders' Equity (Deficit)

                                         April 23, 1998 (inception) through May 31, 1999


                                                                                                                Deficit
                                                                                                              Accumulated
                                          Preferred Stock         Common Stock       Additional     Deferred    During
                                         -----------------    -------------------     Paid-in       Offering  Development
                                         Shares  Par Value    Shares    Par Value     Capital        Costs       Stage        Total
                                         ------  ---------    ------    ---------     -------        -----       -----        -----

Balance, April 23, 1998 (inception) ....   --      $  --         --     $     --     $     --      $   --    $     --      $   --

November 18, 1998, shares issued to
   officers in exchange for cash
   ($.00139/share) (Note C) ............   --         --    1,800,000        1,800          700        --          --         2,500

November 18, 1998, shares issued to
   consultant in exchange for services
   ($.00139/share) (Note B) ............   --         --      200,000          200           78        --          --           278

Deferred offering costs ................   --         --         --           --           --          (213)       --          (213)

Net loss, April 23, 1998 (inception)
   through December 31, 1998 ...........   --         --         --           --           --          --        (2,875)     (2,875)
                                         -----     ------   ---------   ----------   ----------    --------  ----------    --------
              BALANCE, DECEMBER 31, 1998   --         --    2,000,000        2,000          778        (213)     (2,875)       (310)

April 15, 1999, stock sold through
   private offering, less $5,213 of
   offering costs ($.25/share) (Note C).   --         --      302,000          302       69,985         213        --        70,500

Net loss for the five months ended
   May 31, 1999 ........................   --         --         --           --           --          --       (27,087)    (27,087)
                                         -----     ------   ---------   ----------   ----------    --------  ----------    --------
                   BALANCE, MAY 31, 1999   --      $  --    2,302,000   $    2,302   $   70,763    $   --    $  (29,962)   $ 43,103
                                         =====     ======   =========   ==========   ==========    ========  ==========    ========


                                       See accompanying notes to the financial statements

                                                              F-5


                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                            Statements of Cash Flows

                                                                    April 23,   April 23,
                                                          Five        1998        1998
                                                         Months    (Inception) (Inception)
                                                         Ended       Through     Through
                                                         May 31,   December 31,  May 31,
                                                          1999        1998        1999
                                                          ----        ----        ----
OPERATING ACTIVITIES
    Net loss ........................................   $(27,087)   $ (2,875)   $(29,962)

    Transactions not requiring cash:
       Common stock issued for services (Note B) ....       --           278         278
       Loss on write-off of investments .............     15,000        --        15,000

    Changes in current liabilities:
       Accounts payable and accrued expenses ........        612         310         922
                                                        --------    --------    --------
                                   NET CASH (USED IN)
                                 OPERATING ACTIVITIES    (11,475)     (2,287)    (13,762)
                                                        --------    --------    --------

INVESTING ACTIVITIES
    Purchase of investment (Note A) .................    (15,000)       --       (15,000)
                                                        --------    --------    --------
                                   NET CASH (USED IN)
                                 INVESTING ACTIVITIES    (15,000)       --       (15,000)
                                                        --------    --------    --------

FINANCING ACTIVITIES
    Proceeds from sale of common stock ..............     75,500       2,500      78,000
    Payments for offering costs .....................     (5,000)       (213)     (5,213)
                                                        --------    --------    --------
                                 NET CASH PROVIDED BY
                                 FINANCING ACTIVITIES     70,500       2,287      72,787
                                                        --------    --------    --------

CHANGE IN CASH AND CASH EQUIVALENTS .................     44,025        --        44,025

Cash and cash equivalents, beginning of period ......       --          --          --
                                                        --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..........   $ 44,025    $   --      $ 44,025
                                                        ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
    Interest ........................................   $   --      $   --      $   --
                                                        ========    ========    ========
    Income taxes ....................................   $   --      $   --      $   --
                                                        ========    ========    ========



              See accompanying notes to the financial statements

                                       F-6

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note A: Significant accounting polices and nature of organization
-----------------------------------------------------------------
Development stage
Max Development, Inc. (the "Company") is in the development stage in accordance with Statement of Financial Accounting Standards No. 7.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash consists of federally insured amounts maintained in a checking account at a bank. For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments
Investments are recorded at cost. The Company's investment consists of less than a twenty-percent ownership in a company whose stock is not publicly traded. The investment was written down to net realizable value at May 31, 1999.

Fair value of financial instruments
SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, accounts payable, and other accrued liabilities approximate fair value due to the short-term maturity of the instruments.

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note A: Significant accounting polices and nature of organization continued
---------------------------------------------------------------------------
Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Earnings per common share
Effective December 31, 1997, SFAS 128 "Earnings per Share" requires a dual presentation of earnings per share-basic and diluted. Basic earnings per common share has been computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options. Basic and diluted earnings per share were the same for all prior periods presented due to the Company's simple capital structure.

Recently issued accounting pronouncements
The Company has adopted the following new accounting pronouncements for the year ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note A: Significant accounting polices and nature of organization continued
---------------------------------------------------------------------------
Nature of organization
The Company was organized under the laws of the State of Colorado on April 23, 1998.

As of May 31, 1999, the Company had invested $15,000 in Northern Ventures Ltd. ("NVL"), a British Virgin Islands corporation, which accounted for an eight percent equity ownership interest. NVL owns 100 percent of Northern Ventures SA
(Pty) Ltd. ("NVSA"), a Republic of South Africa ("RSA") corporation, which holds a contract right to mine the admiralty strip on a marine diamond mine concession, known as the Brazil Farms concession, in the Atlantic Ocean off the west coast of the RSA. Due to the speculative nature of the investment and recurring losses of NVSA, the investment was written down to a net realizable value of $-0- at May 31, 1999.

Note B: Related party transactions
----------------------------------
The Company leased office space from an affiliate on a month to month basis during the five months ended May 31, 1999. Rent expense for the period totaled $2,000.

During the five months ended May 31, 1999, an affiliate incurred expenses on behalf of the Company totaling $73. The Company repaid $61 and owed $12 at May 31, 1999. The $12 is included in the accompanying balance sheet at May 31, 1999 as due to affiliate.

During the period ended December 31, 1998, an affiliate incurred expenses on behalf of the Company totaling $270. This amount is included in the accompanying balance sheet at December 31, 1998 as due to affiliate. The Company repaid the $270 during the five months ended May 31, 1999.

During the period ended December 31, 1998, an officer paid expenses on behalf of the Company totaling $40. This amount is included in the accompanying balance sheets at May 31, 1999 and December 31, 1998 as due to officer.

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note C: Shareholders' equity
----------------------------
Preferred Stock
The Company is authorized to issue one million shares of $.01 par value preferred stock, which may be issued in series with such designations, preferences, stated values, rights, qualifications or limitations as determined by the Board of Directors.

Common stock sales
------------------
During the five months ended May 31, 1999, the Company offered for sale 1,250 units, consisting of 500,000 shares of the Company's $.001 par value common stock, pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). Units were sold for $100 each, or $.25 per common share. The Company sold 755 units (302,000 common shares) for net proceeds of $70,287, after deducting offering costs totaling $5,213.

During the period from April 23, 1998 (inception) through December 31, 1998, 1,800,000 shares of common stock were sold to officers of the Company for $2,500 ($.00139 per share). These shares are "restricted securities" and may only be sold in compliance with Rule 144 of the Act.

During the period from April 23, 1998 (inception) through December 31, 1998, 200,000 shares of common stock were issued to a consultant to the Company in exchange for services, valued at $278 ($.00125 per share), related to the NVL investment.

Stock option plan
-----------------
The Company has adopted a stock compensation plan for the benefit of key personnel and others providing significant services to the Company. An aggregate of 1,000,000 shares of common stock has been reserved under the plan. There were no options granted under this plan as of May 31, 1999.

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note D: Income taxes
--------------------
A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                                                         April 23, 1998  April 23, 1998
                                           Five Months     (Inception)     (Inception)
                                              Ended          Through         Through
                                             May 31,       December 31,      May 31,
                                              1999            1998             1999
                                              ----            ----             ----
U.S. federal statutory graduated rate .....  15.00%          15.00%           15.00%
State income tax rate,
  net of federal benefit ..................   4.04%           4.04%            4.04%
Loss on investment ........................ -10.54%           0.00%            0.00%
Net operating loss for which no tax
  benefit is currently available ..........  -8.50%         -19.04%          -19.04%
                                             ------          ------           ------
                                              0.00%           0.00%            0.00%
                                             ======          ======           ======


At May 31, 1999, deferred tax assets consisted of a net tax asset of $2,795, due to operating loss carryforwards of $14,684, which was fully allowed for, in the valuation allowance of $2,795. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the five months ended May 31, 1999 and from April 23, 1998 (inception) through December 31, 1998 totaled $2,301 and $494, respectively. The current tax benefit also totaled $2,301 and $494 for the five months ended May 31, 1999 and from April 23, 1998 (inception) through December 31, 1998, respectively. The net operating loss carryforward expires through the year 2019.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Note E: Year 2000 compliance
----------------------------
The Year 2000 issue (Y2K) is the result of computer programs written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date sensitive software may not recognize a date using "00" as the year 2000. This could result in system failure or miscalculations causing disruptions in operations, including the ability to process transactions, or engage in similar normal business activities. The Company did not own any computer equipment or software at May 31, 1999.

                              MAX DEVELOPMENT, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                  May 31, 1999

Note E: Year 2000 compliance, continued
---------------------------------------
The Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse affect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.

Note F: Going concern
---------------------
As of May 31, 1999, the Company had recurring operating losses and limited cash resources with which to carry out its proposed business plan, which raises substantial doubt about its ability to continue as a going concern.

From April 23, 1998 (inception) through May 31, 1999, the Company raised initial working capital through an offering of its common stock and the sale of common stock to its officers. This initial working capital is expected to allow the Company to continue its start-up operations through September 30, 1999. The Company anticipates conducting debt financings or additional common stock offerings, which are not yet beyond the planning stages, to fund its proposed operations. The Company is largely dependent upon the proceeds anticipated to be received from the proposed debt financings or common stock offerings to carry out its proposed business plan. The Company's ability to continue as a going concern is ultimately dependent upon achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.